UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-08226
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GREY WOLF DRILLING COMPANY
L.P. 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GREY WOLF, INC.
10370 Richmond Ave. Suite 600
Houston, Texas 77042-4136

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or not required.

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Grey Wolf Drilling Company L.P. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Grey Wolf Drilling Company L.P. 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Houston, Texas
June 30, 2008

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value	$33,156,068	27,513,924
Non interest-bearing cash	153,139	101,751
Accrued income	7,972	—
Participant contributions receivable	67,354	80,910
Company contributions receivable	37,276	42,228
Pending trades receivable	11,578	—

Total assets	33,433,387	27,738,813

Liabilities:
Pending trades payable	157,139	32,001

Total liabilities	157,139	32,001

Net assets available for benefits, at fair value	33,276,248	27,706,812

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(52,326)	77,504

Net assets available for benefits	$33,223,922	27,784,316

See accompanying notes to financial statements.

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2007 and 2006

	2007	2006
Contributions:
Participant	$4,029,574	3,083,241
Company, net of forfeitures	2,329,817	1,753,187
Rollover	72,666	41,797

Total contributions	6,432,057	4,878,225

Investment income (loss):
Net depreciation in fair value of common stock	(220,898)	(118,631)
Net (depreciation) appreciation in fair value of mutual funds	(144,738)	510,621
Net appreciation in fair value of collective trust funds	857,577	634,022
Interest and dividends	1,373,038	651,833

Total investment income	1,864,979	1,677,845

Benefits paid to participants	(2,789,617)	(3,044,651)
Administrative and investment expenses	(67,813)	(24,472)

Net increase in net assets available for plan benefits	5,439,606	3,486,947

Net assets available for benefits:
Beginning of year	27,784,316	24,297,369

End of year	$33,223,922	27,784,316

See accompanying notes to financial statements.

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(1)	The Plan

The following brief description of the Grey Wolf Drilling Company L.P. 401(k) Plan (the Plan) is provided for general informational purposes only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan covering all employees of Grey Wolf, Inc. (the Company or the Sponsor) who have one year of service and are age 18 or older except employees covered by a collective bargaining agreement and employees who are nonresident aliens with no United States source income. Salaried employees participate the first of the month following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Ameriprise Trust Company (ATC) served as trustee and Ameriprise Retirement Services (ARS) served as recordkeeper for the Plan through April 1, 2007. On June 1, 2006, ATC closed the sale of its ARS defined contribution recordkeeping business to Wachovia Bank, N.A. (Wachovia). On April 1, 2007, through the consent of the Company, Wachovia assumed the responsibilities, rights and obligations of trustee from ATC and Wachovia Retirement Services assumed the responsibilities, rights and obligations of recordkeeper from ARS.

(b)	Administration and Investments

The Plan is administered by the Company and advised by a committee (the Benefits Administrative Committee).

Participants can direct their accounts into nine mutual funds, four collective trust funds and Grey Wolf, Inc. common stock. Only 10% of the participant’s total contributions and Company matching contributions may be directed into Grey Wolf, Inc. common stock. Participants cannot transfer any portion of their account into Grey Wolf, Inc. common stock. Amounts may be transferred out of Grey Wolf, Inc. common stock; however, once amounts are transferred out they cannot be transferred back.

(c)	Contributions

The Plan provides for participant pre-tax contributions from 1% to 80% of covered compensation, subject to Internal Revenue Service (IRS) limitations and after-tax contributions from 1% to 15%. The total of pre-tax and after-tax contributions may not exceed 95%. Participants age 50 or older during the plan year may also elect to make a “catch-up” contribution, subject to certain IRS limits ($5,000 in 2007 and 2006). The Company matches 100% of each participant’s contribution, up to the first 3% of covered compensation, plus 50% of the next 3% of covered compensation. Participants may also elect to rollover distributions from a former employer’s qualified retirement plan or individual retirement account.
(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(d)	Participant Accounts

Under the Plan, each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of investment income (loss), net of administrative expenses. Investment income (loss) allocations are based on the participant’s account balance, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Participant Loans Receivable and Inservice Withdrawals

Participants are allowed to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by, if any, the highest outstanding loan balance within the previous 12-month period or 50% of the participant’s vested account balance. Loans are secured by the balance in the participant account and bear interest at the prime rate at the end of the quarter plus 1%. Furthermore, loan repayments of amortized principal and interest must be made in level payments, not less frequently than quarterly and over a period not to exceed five years from the date of the loan, unless used to acquire a principal residence. As of December 31, 2007, interest rates range from 5% to 9.25%. Maturity dates on outstanding loans at December 31, 2007 range from January 2008 to March 2016.

The Plan provides for various in-service withdrawals, as defined in the Plan document.

(f)	Vesting

Participants are immediately vested in their contributions and the related earnings thereon. Effective January 1, 2005, employees are 100% vested in the Company’s contributions. Prior to January 1, 2005, vesting in the Company’s matching contributions for terminated employees was 0% for less than one year of service, graduating 20% per year to 100% for five or more years of service. Upon death or permanent total disability, the participant or beneficiary became 100% vested in the Company’s contribution.

(g)	Payment of Benefits

On termination of service due to death, disability, retirement, or termination participants or their beneficiaries may elect to receive an amount equal to the value of the participant’s account in a lump sum.

If the value of the participant’s vested account balance is $1,000 or less, excluding rollover account balances, no deferral of payment is allowed. Wachovia will notify the participant to submit a distribution request form within 30 days. If no form is received by the end of the notification period, Wachovia will automatically pay the distribution to the participant as soon as administratively feasible, withholding applicable federal and state taxes.

If the value of the participant’s vested account balance is greater than $1,000, but not more than $5,000, excluding rollover account balances, no deferral of payment is allowed. Wachovia will notify the participant to submit a distribution request form within 30 days. If no form is received by the end of the notification period, Wachovia will automatically make a direct rollover of the
(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
participant’s vested account balance to the Plan’s designated independent retirement account provider as soon as administratively feasible after the notification period.

If the value of the participant’s vested account balance is greater than $5,000, excluding rollover account balances, the participant may elect to defer payment to a later date. If a participant does not take a distribution when he/she is eligible, he/she may take a distribution any time after he/she is eligible and must start taking distribution by the April 1st following the close of the year in which the participant turns age 70-1/2.

Participants will receive their distribution from their Grey Wolf, Inc. common stock account in a lump-sum cash payment.

When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future Company contributions. During 2007 and 2006, the Company utilized $24,112 and $79,430 of forfeitures to reduce Company contributions, respectively. Forfeitures available to reduce future Company contributions were $63,892 and $81,357 at December 31, 2007 and 2006, respectively.
(2)	Significant Accounting Policies
(a)	Accounting Basis

The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefits payments are recorded when paid.

(b)	New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No. 157 was issued to increase consistency and comparability in reporting fair values. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan is in the process of evaluating the impact of SFAS No. 157 on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(d)	Administrative Expenses

Certain administrative expenses of the Plan may be paid by the Company at its discretion and, if not paid by the Company, shall be paid by the Plan. Quarterly investment, loan and withdrawal fees are paid by participants.

(e)	Valuation of Investments and Income Recognition

Investments in mutual funds and Grey Wolf, Inc. common stock are valued at fair value based on quoted market prices in an active market. Investments in the collective trust funds are valued at fair value based upon the quoted market values of the underlying assets where available. Participant loans are valued at cost which approximates fair value. Purchases and sales are recorded on a trade-date basis.

As described in Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investments held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The Plan’s investment in the RiverSource Trust Income Fund II (the Fund), which is a collective trust fund that invests in guaranteed investment contracts (GICs) is recorded at fair value based upon information provided by the issuer. Fair value is calculated by the issuer using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The Plan’s investment in the Fund is adjusted to contract value based upon information also provided by the issuer. The contract value of the Plan’s interest in the Fund is equal to the principal balance plus accrued interest less any withdrawals or expense charges.

Interest is recorded as earned and dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold during the year as well as appreciation (depreciation) of the investments held at the end of the year.
(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(3)	Investments

The following table represents fair value of individual investments which exceed 5% of the Plan’s net assets at December 31:

2007:
RiverSource Trust Income Fund II ($14,619,727 Contract Value)	$14,672,053
Columbia Acorn Fund	2,065,175
Artisan International Investors Fund	2,678,416
Goldman Sachs Core Fixed Income Fund	1,859,433
The Growth Fund of America	1,964,828
Participant loans	2,056,341

2006:
RiverSource Trust Income Fund II ($12,618,349 Contract Value)	$12,540,845
The Growth Fund of America	1,613,712
Artisan International Investors Fund	1,988,873
Goldman Sachs Core Fixed Income Fund	1,616,594
Van Kampen Equity Income Fund	1,420,492
Participant loans	1,579,865
(4)	Risk and Uncertainties

The Plan invests in mutual funds, collective trust funds and Company common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term.

The Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(5)	Grey Wolf, Inc. Common Stock

The administrator or the designated investment manager is entitled to exercise voting rights attributed to the shares of Grey Wolf, Inc. common stock, and will notify the trustee prior to the time that such rights are to be exercised. The Plan allows the Company the opportunity to sell treasury stock to the Plan. The purchase price paid by the Plan to the Company shall be the closing price on the date of purchase. No fees, commissions, or similar charges are paid by the Plan in conjunction with such purchases. During 2007 and 2006, the Plan purchased all shares of Grey Wolf, Inc. common stock in the open market.

(6)	Plan Termination

The Plan has been established to continue indefinitely. However, although it has not expressed any intent to do so, the Company has the right to terminate the Plan, in whole or in part, subject to the provisions of
(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
ERISA. In the event of termination, all amounts credited to the accounts of the participants become fully vested and shall be distributed upon satisfaction of all obligations of the Plan.

(7)	Tax Status

The Plan received a favorable determination letter from the IRS dated January 13, 2005, stating that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (IRC). The Plan has been amended since receiving the determination letter; however, the Benefits Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2007 and 2006.

(8)	Related-Party Transactions

The Plan engaged in investment transactions with funds managed by ATC and Wachovia. ATC and Wachovia are a party in interest with respect to the Plan. The Plan also holds shares of Grey Wolf, Inc. common stock, the Plan sponsor, and a party in interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$33,223,922	27,784,316
Less adjustment from fair value to contract value for fully benefit responsive investment contracts	52,326	(77,504)

Net assets available for benefits per the Form 5500	$33,276,248	27,706,812

(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
The following is a reconciliation of investment income per the financial statements to the Form 5500:

	Year ended December 31
	2007	2006
Total investment income per the financial statements	$1,864,979	1,677,845
Less adjustment from fair value to contract value for fully benefit responsive investment contracts as of end of year	52,326	(77,504)
Add adjustment from fair value to contract value for fully benefit responsive investment contracts as of beginning of year	77,504	—

Total investment income per the Form 5500	$1,994,809	1,600,341

Fully benefit responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

(10)	Subsequent Events

Effective, February 1, 2008, the default investment fund was changed from the RiverSource Trust Income Fund II to the age-appropriate T. Rowe Price Target Maturity Fund. In addition, the RiverSource Horizon Funds were liquidated and replaced with age-appropriate T. Rowe Price Target Maturity Fund.

On April 21, 2008, the Company announced its proposed merger with Basic Energy Services (Basic). Although no decision has been made to date, the Basic 401(k) Plan may be merged into the Plan at a later date.

On June 8, 2008, the Company received an unsolicited written proposal from the Board of Trustees of Precision Drilling Trust (Precision) to acquire the Company for $9.00 per share, of which a portion would be paid in cash and the balance in trust units of Precision, conditioned on the negotiation of acceptable legal documentation, satisfactory completion of due diligence, final approval of the transaction by the Grey Wolf Board of Directors, the Precision Board of Trustees and the Grey Wolf shareholders and regulatory approval. At this time, the Company is unable to determine the ultimate impact of this event on the Plan.

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of issue, borrower,		Current
lessor, or similar party	Description of investments	value
Interest-bearing cash (including money market accounts and certificates of deposit):
*Evergreen Investments	Evergreen Institutional Money Market II Fund-Class I	$40,777

Collective trust funds:
RiverSource Trust Collective Investment Funds for Employee Benefit Trust:
RiverSource Trust	523,610 units of RiverSource Trust Income Fund II	14,672,053
RiverSource Trust	11,499 units of RiverSource Trust Short-Term Horizon (25:75) Fund	280,542
RiverSource Trust	39,809 units of RiverSource Trust Medium-Term Horizon (50:50) Fund	1,241,934
RiverSource Trust	22,081 units of RiverSource Trust Long-Term Horizon (80:20) Fund	777,918

	Subtotal collective trust funds	16,972,447

Mutual funds:
Goldman Sachs	186,503 units of Goldman Sachs Core Fixed Income Fund	1,859,433
RiverSource Funds	124,697 units of RVS Diversified Equity Fund	1,557,466
RiverSource Funds	87,568 units of RVS S&P 500 Index Fund	458,857
Columbia Acorn	71,533 units of Columbia Acorn Fund	2,065,175
Aston Funds	33,570 units of Aston Montag & Caldwell Growth Fund	898,342
Eclipse Funds	12,590 units of Mainstay Small Cap Opportunity Fund	190,250
American Funds	58,200 units of the Growth Fund of America	1,964,828
Van Kampen Investments	180,444 units of Van Kampen Equity Income Fund	1,595,123
Artisan Funds, Inc.	89,639 units of Artisan International Investors Fund	2,678,416

	Subtotal mutual funds	13,267,890

Common stock:
* Grey Wolf, Inc.	153,586 shares of Grey Wolf, Inc. common stock	818,613

Participant Loans:
* Participant loans	Loans receivable bearing interest at rates from 5% to 9.25% and maturities ranging from January 2008 through March 2016	2,056,341

	Total investments (held at end of year)	$33,156,068

*	Indicates a party in interest.
See accompanying report of independent registered public accounting firm.

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2008	GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
	By:	/s/ Donald J. Guedry, Jr.
Donald J. Guedry, Jr.
Vice President and Treasurer for Grey Wolf, Inc. and Grey Wolf Drilling Company L.P. 401(k) Plan Benefits Administrative Committee Member

Index to Exhibits

Exhibit number	Description

23.1	Consent of Independent Registered Public Accounting Firm